                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 01-09

  January 20, 2009

                                S  A  M  E

EXTENSION OF WARRANT TERMS

SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of two years:

Warrants for the purchase of 1,744,000 shares at $0.78 per share.  These warrants were originally issued with a three year term expiring February 13, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until February 13, 2011.   The exercise price of the warrants will remain at $0.78 per share.

Warrants for the purchase of 2,871,250 shares at $1.00 per share.  These warrants were originally issued with a two year term expiring March 16, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until March 16, 2011.  The exercise price of the warrants will remain at $1.00 per share.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.